Exhibit 20

FOR IMMEDIATE RELEASE	January 22, 2003
Baltimore, Maryland

Summary: Mercantile Bankshares Corporation to Acquire Boyd
                    Watterson Asset Management, LLC

Mercantile Bankshares Corporation (Nasdaq: MRBK) announced that it has signed a definitive agreement to acquire Boyd Watterson Asset Management, LLC, a Cleveland-based asset manager. Boyd Watterson has approximately $3.75 billion in assets under management.

Founded in 1928, Boyd Watterson is an investment manager for Taft-Hartley accounts, corporate retirement plans, endowments and foundations, public funds and high net worth individuals. The acquisition strengthens Mercantile’s existing investment and wealth management business, particularly in fixed-income, while extending its long-standing Taft-Hartley business. In keeping with Mercantile’s general corporate philosophy, Boyd Watterson will operate as a distinct business unit, retaining its brand identity, management and investment teams.

In the transaction, Boyd Watterson shareholders will receive $19.05 million in cash, and Mercantile will assume certain indebtedness of Boyd Watterson. In addition, Boyd Watterson shareholders will receive up to $9.525 million in cash on the third anniversary of the transaction based on future performance. Both cash payments are subject to adjustments based on the total value of managed assets in connection with the transaction.

“We are particularly pleased that a firm of Boyd Watterson’s distinction has joined Mercantile,” said Wallace Mathai-Davis, Chairman of Investment & Wealth Management. “Its client base, its culture of client service and its strong investment product suite will enhance our competitive position in the marketplace and significantly support the growth of our investment and wealth management business.”

“We are tremendously excited about joining the Mercantile organization,” said Clyde E. Bartter, Chairman and CEO of Boyd Watterson. “In partnership with Mercantile, Boyd Watterson will continue to grow as an organization while capitalizing on synergies in our Taft-Hartley relationships.”

Sandler O’Neill & Partners, LP, advised Mercantile Bankshares Corporation on the transaction. Bruml Capital Corporation and Berkshire Capital Corporation advised Boyd Watterson Asset Management, LLC.

Mercantile Bankshares Corporation, with assets of more than $10 billion, is a multibank holding company headquartered in Baltimore. Investment and wealth management services are provided through the lead bank, Mercantile-Safe Deposit and Trust Company, which on September 30, 2002, had $15.4 billion in discretionary assets under management and $35.4 billion in assets under administration.

David E. Borowy
Investor Relations
410-347-8361